                                                                                                    Filed by: Weyerhaeuser Company
                                                                                                    Pursuant to Rule 425 under the
                                                                                                    Securities Act of 1933
                                                                                                    Subject Company: Weyerhaeuser Company
                                                                                                    Commission File No.: 333-140411

On March 1, 2007, Weyerhaeuser Company issued the following press release:

For immediate release
For more information contact:

Media - Bruce Amundson (253) 924-3047
Analysts - Kathryn McAuley (253) 924-2058

Weyerhaeuser Announces Further Details on Previously Declared Conditional Pro Rata Dividend

FEDERAL WAY, Wash. (March 1, 2007) - Weyerhaeuser Company (NYSE: WY) today announced further details about its conditional pro rata dividend of the shares of Domtar Corporation, created as a part of the pending combination of the company’s Fine Paper business and related assets with Domtar Inc.

The conditional pro rata dividend, announced Feb. 2, 2007, would be payable only if the exchange offer that Weyerhaeuser commenced is undersubscribed. If the exchange offer is undersubscribed and Weyerhaeuser decides to consummate the exchange offer, the dividend will consist of all shares of Domtar Corporation common stock that Weyerhaeuser continues to own upon completion of the exchange offer, taking into account the consummation of the exchange offer.

In this event, the record time for determination of holders of common shares of Weyerhaeuser and exchangeable shares of Weyerhaeuser Company Limited entitled to such dividend will be immediately following the acceptance for exchange of Weyerhaeuser shares validly tendered pursuant to the exchange offer.

If the exchange offer is undersubscribed and Weyerhaeuser decides to terminate the exchange offer and return all Weyerhaeuser shares tendered pursuant to the exchange offer without accepting any of such shares for exchange, the dividend will consist of the 284,067,852 shares of Domtar Corporation common stock that will be owned by Weyerhaeuser. In this event, the record time for determination of holders of common shares of Weyerhaeuser and exchangeable shares of Weyerhaeuser Company Limited entitled to such dividend will be immediately following the public announcement by Weyerhaeuser of its decision to terminate the exchange offer and return all tendered shares.

If the exchange offer expires at 12:00 midnight, New York City time, on March 2, 2007, as currently scheduled, the record time for either dividend is expected to be March 5, 2007. If the exchange offer is extended, the record time for either dividend is expected to be the first business day after the extended expiration date.

About Weyerhaeuser

Weyerhaeuser Company, one of the world’s largest integrated forest products companies, was incorporated in 1900. In 2006, sales were $21.9 billion. It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser’s businesses, products and practices is available at www.weyerhaeuser.com.

Additional Information

The terms and conditions of the exchange offer are more fully described in a Prospectus-Offer to Exchange included in the Registration Statement on Forms S-4 and S-1 filed by Domtar Corporation with the Securities and Exchange Commission. The Prospectus-Offer to Exchange contains important information about the combination of Weyerhaeuser and Domtar Inc. and related matters.

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer. The offer is made solely by the Prospectus-Offer to Exchange and related letters of transmittal.

Investors and shareholders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the Securities and Exchange Commission, when they become available and before making any investment decisions. None of Weyerhaeuser, Weyerhaeuser Company Limited, Domtar Inc., Domtar Corporation or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You can obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed by Weyerhaeuser or Domtar Corporation with the Securities and Exchange Commission at www.sec.gov.

Weyerhaeuser has retained Innisfree M&A Incorporated as the information agent for the transaction. To obtain copies of the Prospectus-Offer to Exchange and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at 877-750-9497 (for shareholders who speak English), 877-825-8777 (for shareholders who speak French) and 212-750-5833 (for banks and brokers).

Forward-Looking Statements

Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Weyerhaeuser and Domtar Corporation with the Securities and Exchange Commission, such as annual and quarterly reports and the Prospectus-Offer to Exchange. None of Weyerhaeuser, Domtar Corporation or Domtar Inc. assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.